SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Commvault Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

204166102
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204166102	Schedule 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,067,706 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,067,706 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,067,706 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

(1) Includes 395,707 shares of Common Stock underlying Physical Derivative Agreements.

CUSIP No. 204166102	Schedule 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,268,878 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,268,878 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,268,878 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

(1) Includes 840,877 shares of Common Stock underlying Physical Derivative Agreements.

CUSIP No. 204166102	Schedule 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,268,878 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,268,878 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,268,878 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON CO

(1) Includes 840,877 shares of Common Stock underlying Physical Derivative Agreements.

CUSIP No. 204166102	Schedule 13D	Page 5 of 12 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Commvault Systems, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1 Commvault Way, Tinton Falls, New Jersey 07724.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott" or "we"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Elliott Advisors GP LLC, a Delaware limited liability company ("Elliott Advisors"), which is controlled by Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.
ELLIOTT The business address of Elliott is 40 West 57th Street, New York, New York 10019. The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 40 West 57th Street, New York, New York 10019.

Singer's principal business is to serve as the sole managing member of Elliott Advisors, as a general partner of Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP and as a general partner of Elliott.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

CUSIP No. 204166102	Schedule 13D	Page 6 of 12 Pages

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 40 West 57th Street, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT ADVISORS

The business address of Elliott Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott Advisors is serving as a general partner of Elliott.

The name, business address, and present principal occupation or employment of the sole managing member of Elliott Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

CUSIP No. 204166102	Schedule 13D	Page 7 of 12 Pages

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 40 West 57th Street New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	Sole Managing Member of Elliott Advisors; General partner of Capital Advisors; President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Singer is a citizen of the United States of America.

CUSIP No. 204166102	Schedule 13D	Page 8 of 12 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $36,082,896. The aggregate purchase price of the Physical Derivative Agreements owned by Elliott is approximately $22,743,350.
Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $76,676,325. The aggregate purchase price of Physical Derivative Agreements owned by Elliott International is approximately $48,329,597.

The Reporting Persons may effect purchases of the shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons believe the securities of the Issuer are undervalued and represent an attractive investment opportunity. The Reporting Persons believe that the Issuer requires fundamental changes throughout its business and that the Issuer can significantly improve shareholder value through operational initiatives, capital allocation changes and enhanced management and Board of Directors (the "Board") leadership. On April 2, 2018, the Reporting Persons sent a letter to the Issuer's Board, which is attached hereto as Exhibit 99.2, detailing their views on improving the Issuer's performance and increasing shareholder value. Additionally, on April 2, 2018, the Reporting Persons delivered a nomination letter to the Issuer nominating Martha Bejar, Wendy Lane, John McCormack and Chuck Moran for election to the Board at the Issuer's 2018 annual meeting of shareholders.
The Reporting Persons intend to consider, explore and/or develop plans and/or make proposals with respect to, among other things, the matters set forth in the previous paragraph (including the matters set forth in Exhibit 99.2) and potential changes in, the Issuer's operations, management, organizational documents, Board composition, ownership, capital or corporate structure, sale transactions, dividend policy, and strategy and plans. The Reporting Persons intend to communicate with the Issuer's management and Board about, and may enter into negotiations with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

CUSIP No. 204166102	Schedule 13D	Page 9 of 12 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)              As of the date hereof, Elliott, Elliott International and EICA collectively have beneficial ownership of 3,336,584 shares of Common Stock constituting approximately 7.4% of the shares of Common Stock outstanding and combined economic exposure in the Issuer equivalent to 4,618,310 shares of Common Stock constituting approximately 10.3% of the shares of Common Stock outstanding.

The aggregate percentage of the Common Stock reported owned by each person named herein is based upon 44,942,269 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of January 22, 2018 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2017, filed with the Securities and Exchange Commission (the "SEC") on January 25, 2018.

As of the date hereof, Elliott beneficially owned 1,067,706 shares of Common Stock, including 395,707 shares of Common Stock underlying Physical Derivative Agreements that Elliott may be deemed to beneficially own upon satisfaction of certain conditions, constituting 2.4% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International beneficially owned 2,268,878 shares of Common Stock, including 840,877 shares of Common Stock underlying Physical Derivative Agreements that Elliott International may be deemed to beneficially own upon satisfaction of certain conditions, constituting 5.0% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 2,268,878 shares of Common Stock beneficially owned by Elliott International, constituting 5.0% of the shares of Common Stock outstanding.

(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of the shares of Common Stock owned directly by it.

CUSIP No. 204166102	Schedule 13D	Page 10 of 12 Pages

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

(d)             No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Elliott and Elliott International have entered into notional principal amount derivative agreements in the form of physically settled swaps (the "Physical Derivative Agreements") with respect to 395,707 and 840,877 shares of Common Stock of the Issuer, respectively, that the Reporting Persons may be deemed to beneficially own upon satisfaction of certain conditions. Collectively, the Physical Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 2.8% of the shares of Common Stock. The counterparties to the Physical Derivative Agreements are unaffiliated third party financial institutions.

Elliott, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott, and Elliott International have entered into notional principal amount derivative agreements in the form of cash settled swaps (the "Cash Derivative Agreements") with respect to 410,152 and 871,574 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to approximately 0.9% and 1.9% of the shares of Common Stock of the Issuer, respectively). Collectively, the Cash Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 2.9% of the shares of Common Stock. The Cash Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Cash Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Cash Derivative Agreements are unaffiliated third party financial institutions.

On April 2, 2018 Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

CUSIP No. 204166102	Schedule 13D	Page 11 of 12 Pages

Item 7.	EXHIBITS

Exhibit	Description

Exhibit 99.1 -	Joint Filing Agreement

Exhibit 99.2 -	Letter to the Board, dated April 2, 2018

CUSIP No. 204166102	Schedule 13D	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: April 2, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected directly by Elliott Associates, L.P. in the shares of Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

03/19/2018	Common Stock	67,859	57.9288
03/15/2018	Common Stock	27,821	56.6073
03/14/2018	Common Stock	15,847	55.4498
03/13/2018	Common Stock	75,823	55.5674
03/12/2018	Common Stock	30,005	54.9938
03/09/2018	Common Stock	24,025	54.7110
03/08/2018	Common Stock	27,373	53.5943
03/07/2018	Common Stock	21,006	53.1642
03/06/2018	Common Stock	26,234	52.3910
03/02/2018	Common Stock	36,007	50.7856
02/28/2018	Common Stock	31,212	52.8500
02/27/2018	Common Stock	22,974	53.0688
02/26/2018	Common Stock	21,385	53.6420
02/23/2018	Common Stock	6,812	53.2394
02/22/2018	Common Stock	36,934	52.9491
02/21/2018	Common Stock	29,847	52.8662
02/20/2018	Common Stock	13,699	52.4073
02/15/2018	Common Stock	1,920	51.9900
02/14/2018	Common Stock	1,116	51.4971
02/13/2018	Common Stock	20,912	50.9375
02/12/2018	Common Stock	11,200	50.6369
02/08/2018	Common Stock	24,000	50.8052
02/07/2018	Common Stock	11,222	51.3658
02/06/2018	Common Stock	6,940	51.2195
02/05/2018	Common Stock	48,000	51.9888
02/01/2018	Common Stock	(3,492)	54.0057

The following transactions were effected by Elliott International, L.P. in the shares of Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

03/19/2018	Common Stock	144,199	57.9288
03/15/2018	Common Stock	59,121	56.6073
03/14/2018	Common Stock	33,676	55.4498
03/13/2018	Common Stock	161,125	55.5674
03/12/2018	Common Stock	63,760	54.9938
03/09/2018	Common Stock	51,054	54.7110
03/08/2018	Common Stock	58,168	53.5943
03/07/2018	Common Stock	44,637	53.1642
03/06/2018	Common Stock	55,745	52.3910
03/02/2018	Common Stock	76,515	50.7856
02/28/2018	Common Stock	66,326	52.8500
02/27/2018	Common Stock	48,820	53.0688
02/26/2018	Common Stock	45,442	53.6420
02/23/2018	Common Stock	14,477	53.2394
02/22/2018	Common Stock	78,486	52.9491
02/21/2018	Common Stock	63,426	52.8662
02/20/2018	Common Stock	29,111	52.4073
02/15/2018	Common Stock	4,080	51.9900
02/14/2018	Common Stock	2,371	51.4971
02/13/2018	Common Stock	44,439	50.9375
02/12/2018	Common Stock	23,800	50.6369
02/08/2018	Common Stock	51,000	50.8052
02/07/2018	Common Stock	23,846	51.3658
02/06/2018	Common Stock	14,747	51.2195
02/05/2018	Common Stock	102,000	51.9888
02/01/2018	Common Stock	(7,421)	54.0057